CUSIP No. 14066L105	13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

Capnia, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

14066L105

(CUSIP Number)

Frank Kung

Vivo Capital LLC

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14066L105	13D

1	NAME OF REPORTING PERSON Bioasia Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	56,744 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	56,744 (1)
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,744 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)

14	TYPE OF REPORTING PERSON	OO

(1)	The shares are held of record by Biotechnology Development Fund II, L.P. Bioasia Management, LLC is the general partner of Biotechnology Development Fund II, L.P.
(2)	Based on 47,479,879 shares of Common Stock outstanding as of March 10, 2017, after the completion of the Merger (as the term is defined in Item 3 below).

CUSIP No. 14066L105	13D

1	NAME OF REPORTING PERSON BioAsia Investments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	402,108 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	402,108 (1)
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,108 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)

14	TYPE OF REPORTING PERSON	OO

(1)	The shares are held of record by Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P. and BDF IV Annex Fund, L.P. BioAsia Investments IV, LLC is the general partner of Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P. and BDF IV Annex Fund, L.P.
(2)	Based on 47,479,879 shares of Common Stock outstanding as of March 10, 2017, after the completion of the Merger (as the term is defined in Item 3 below).

CUSIP No. 14066L105	13D

1	NAME OF REPORTING PERSON Vivo Ventures V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	15,511,380 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	15,511,380 (1)
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,511,380 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%

14	TYPE OF REPORTING PERSON	OO

(1)	The shares are held of record by Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. Vivo Ventures V, LLC is the general partner of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P.
(2)	Based on 47,479,879 shares of Common Stock outstanding as of March 10, 2017, after the completion of the Merger (as the term is defined in Item 3 below).

CUSIP No. 14066L105	13D

Explanatory Note

This Schedule 13D is being filed as a result of the acquisition of shares and the loss of the Rule 13d-1(d) filing status and amends and replaces the Schedule 13G previously filed on February 2, 2015, as further amended on February 16, 2016 and February 13, 2017.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Capnia, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1235 Radio Road, Suite 110, Redwood City, CA 94065.

Item 2. Identity and Background

This statement on Schedule 13D is being filed by Bioasia Management, LLC, BioAsia Investments IV, LLC and Vivo Ventures V, LLC, each a Delaware limited liability company (collectively, the “Reporting Persons”). The shares of Common Stock beneficially owned by the Reporting Persons are held of record by Biotechnology Development Fund II, L.P., Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P., BDF IV Annex Fund, L.P., Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. (collectively, the “Funds”). For purposes of this Schedule 13D, the Funds are not deemed Reporting Persons. The agreement among the Reporting Persons to make this single, joint filing is annexed hereto as Exhibit A (the “Joint Filing Agreement”).

The principal business of Bioasia Management, LLC is to act as the sole general partner of Biotechnology Development Fund II, L.P., and as such beneficially owns the shares of Common Stock of the Issuer held by Biotechnology Development Fund II, L.P. The voting members of BioAsia Management LLC are Frank Kung, Edgar Engleman and Anselm Leung, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

The principal business of BioAsia Investments IV, LLC is to act as the sole general partner of Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P., and BDF IV Annex Fund, L.P., and as such beneficially owns the shares of Common Stock of the Issuer held by these three Funds. The voting members of BioAsia Investments IV, LLC are Frank Kung and Edgar Engleman, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

The principal business of Vivo Ventures V, LLC is to act as the sole general partner of each of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P., and as such beneficially owns the shares of Common Stock of the Issuer held by these two Funds. The voting members of Vivo Ventures V, LLC are Frank Kung, Albert Cha and Edgar Engleman, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

CUSIP No. 14066L105	13D

The principal business of each of the Funds is that of a private venture capital investment partnership.

Frank Kung and Edgar Engleman are managing members of each of the Reporting Persons. Mr. Kung’s principal occupation is Managing Partner of Vivo Capital LLC, an investment advisor registered with the Securities and Exchange Commission, providing investment advice for the Funds, and he is a citizen of the United States. Mr. Engleman is a Managing Partner of Vivo Capital LLC.  He is also a Professor of Pathology and Medicine at Stanford University School of Medicine, 3373 Hillview Avenue, Palo Alto, California  94304-1204. He is a citizen of the United States. Anselm Leung is a managing member of BioAsia Management LLC. Albert Cha is a managing member of Vivo Ventures V, LLC. Mr. Cha’s principal occupation is Managing Partner of Vivo Capital LLC, and he is a citizen of the United States.

The address of the principal business office of the Reporting Persons, and the business address of Frank Kung, Edgar Engleman and Albert Cha, and of Vivo Capital LLC, is 505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301.

During the last five years, none of the Reporting Persons, Mr. Kung, Mr. Engleman or Mr. Cha has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 22, 2016, the Issuer, Essentialis, Inc. (“Essentialis”), Company E Merger Sub, Inc., a wholly owned subsidiary of Essentialis (“Merger Sub”) and Neil Cowen, solely in his capacity as the Stockholders Representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Essentialis, with Essentialis surviving as a wholly owned subsidiary of the Issuer (the “Merger”). In connection with the consummation of the Merger on March 7, 2017, and in accordance with the terms of the Merger Agreement, each of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. received 5,683,132 and 66,934 shares of Common Stock of the Issuer, in exchange for all of their respective equity securities in Essentialis.

On March 7, 2017, Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. each entered into a common stock purchase agreement with the Issuer to purchase 1,394,158 and 16,303 shares of Common Stock of the Issuer, respectively, at a purchase price of $0.96 per share as part of a concurrent financing in connection with the Merger. On the same day, Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. each entered into a stock purchase agreement with Neil Cowen to purchase 76,850 and 902 shares of Common Stock from Neil Cowen, respectively, at a purchase price of $0.68 per share.

CUSIP No. 14066L105	13D

The source of the funds for all acquisitions by Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. was from working capital. No part of the purchase price was borrowed by Vivo Ventures Fund V, L.P. or Vivo Ventures V Affiliates Fund, L.P. for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction

Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. acquired the shares of Common Stock in connection with the Merger and for investment purposes, with the aim of enhancing the value of their existing investment and the Issuer.

Edgar Engleman is a director of the Issuer. Mahendra Shah, who is a managing director of Vivo Capital, LLC, served as chairman of the Board of Essentialis prior to the Merger, and will serve as a director of the Issuer after the Merger. Except as otherwise described in this statement, the Reporting Persons, Frank Kung, Edgar Engleman and Albert Cha do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons, Frank Kung, Edgar Engleman and Albert Cha may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, including though trades in the open market, through privately negotiated transactions with third parties or otherwise. These potential actions could involve one or more of the events referred to above, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

CUSIP No. 14066L105	13D

Item 5. Interest in Securities of the Issuer

(a)          The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)          The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)          Except as disclosed herein, none of the Reporting Persons, Frank Kung, Edgar Engleman and Albert Cha, or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

On December 22, 2016, Essentialis, Inc., the Issuer, Merger Sub and Neil Cowen, in his capacity as Stockholders Representative, entered into the Merger Agreement. Under the terms of the Merger Agreement, in connection with the closing of the Merger, the former holders of Essentialis stock received an aggregate of 18,916,952 shares of Issuer’s Common Stock. Issuer held back 913,392 shares of Common Stock as partial recourse to satisfy indemnification claims made by Issuer under the Merger Agreement, and such shares of Common Stock will be issued to Essentialis stockholders on the one year anniversary of the closing (subject to the limitations set forth in the Merger Agreement). Issuer is also obligated to issue an additional 4,566,961 shares of Common Stock to Essentialis stockholders upon the achievement of a development milestone associated with Essentialis’ product. Assuming that Issuer issues all of the shares of Common Stock held back by Issuer and the development milestone is achieved, Issuer would issue a total of 24,397,306 shares of Common Stock to Essentialis stockholders. Additionally, upon the achievement of certain commercial milestones associated with the sale of Essentialis’ product in accordance with the terms of the Merger Agreement, Issuer is obligated to make cash earnout payments of up to a maximum of $35 million to Essentialis stockholders. The merger consideration described above will be reduced by any such shares of Common Stock issuable, or cash earnout payments payable, to Essentialis’ management carve-out plan participants and other service providers of Essentialis, in each case, in accordance with the terms of the Merger Agreement.

Voting Agreement

Simultaneously with the execution and delivery of the Merger Agreement on December 22, 2016, the Reporting Persons, and Ernest Mario, the chairman of Issuer’s board of directors, in their respective capacities as stockholders of Issuer, entered into voting agreements with Essentialis, pursuant to which such stockholders agreed, among other things, to vote their respective shares of the Common Stock of Issuer in favor of the approval of the issuance of shares of Common Stock in the Merger pursuant to the terms of the Merger Agreement, and against any inquiry, proposal, offer, indication of interest or transaction that constitutes an alternative acquisition proposal relating to the Issuer.

CUSIP No. 14066L105	13D

Stock Purchase Agreement

On March 7, 2017, Issuer entered into a common stock purchase agreement with each of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. Under the terms of the common stock purchase agreement, Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. purchased 1,394,158 and 16,303 shares of Common Stock of the Issuer, respectively, at a purchase price of $0.96 per share as part of a concurrent financing in connection with the Merger. Under the terms of the common stock purchase agreement, Issuer agreed to use commercially reasonable efforts to file a registration statement covering the resale of the shares of Issuer’s Common Stock sold in this financing, within 45 days of the closing of this financing.

Item 7. Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement

Exhibit B – Agreement and Plan of Merger, by and among Essentialis, Inc., Capnia, Inc., Company E. Merger Sub, Inc., and Neil Cowen, solely in his capacity as the Stockholders Representative, dated as of December 22, 2016 (incorporated by reference to Exhibit 2.1 to the Issuer’s periodic report on Form 8-K, filed with the SEC on December 27, 2016)

Exhibit C – Voting Agreement, by and among Essentialis, Inc., and certain major stockholders of Capnia, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s periodic report on Form 8-K, filed with the SEC on December 27, 2016)

Exhibit D – Common Stock Purchase Agreement, by and among between Capnia, Inc. and certain Purchasers, dated as of March 7, 2017 (incorporated by reference to Exhibit 10.1 to the Issuer’s periodic report on Form 8-K, filed with the SEC on March 8, 2017).

CUSIP No. 14066L105	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 13, 2017

BioAsia Management, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

BioAsia Investments IV, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

Vivo Ventures V, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

CUSIP No. 14066L105	13D

EXHIBIT A

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

March 13, 2017

BioAsia Management, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

BioAsia Investments IV, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

Vivo Ventures V, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member